Mail Stop 3561

April 22, 2010

Mr. Anthony M. Sanfilippo
Chief Executive Officer
Multimedia Games Inc.
206 Wild Basin Road
Building B
Austin, Texas 78746

      Re: Multimedia Games Inc.
             Form 10-K for the year ended September 30, 2009
             Filed December 14, 2009
             File No. 0-28318

Dear Mr. Sanfilippo:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief